739983.1

                                   FORM N-8F

I.     GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]     MERGER

[ X ]     LIQUIDATION

[  ]     ABANDONMENT OF REGISTRATION
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [  ]     Election  of  status  as  A  BUSINESS  DEVELOPMENT  COMPANY
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name  of  fund:  PC&J  Preservation  Fund

3.     Securities  and  Exchange  Commission  File  No.:  811-4204

4.     Is  this  an initial Form N-8F or an amendment to a previously filed From
N-8F?

[  X  ]     Initial  Application     [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
7812  McEwen  Road
Suite  400
Dayton,  OH  45459


6.     Name,  address  and  telephone  number of individual the Commission staff should  contact  with  any  questions  regarding  this  form:
Jill  Henry
7812  McEwen  Road
Suite  400
Dayton,  OH  45459
937-223-0600


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Jill  Henry
7812  McEwen  Road
Suite  400
Dayton,  OH  45459
          937-223-0600


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification  of  fund  (check  only  one):

[ X ]     Management company;

[  ]     Unit investment trust; or

[  ]     Face-amount  certificate  company.

9.     Subclassification  if  the fund is a management company (check only one):

[  X  ]     Open-end     [  ]     Closed-end


10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Ohio

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts  with  those  advisers  have  been  terminated:
Parker  Carlson  &  Johnson
7812  McEwen  Road
Suite  400
Dayton,  OH  45459


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
There  have  been  no  underwriters.


13.     If  the  fund  is  a  unit  investment  trust  ("UIT")  provide:

(a)     Depositor's  name(s)  and  address(es):

(b)     Trustee's  name(s)  and  address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]  Yes  [  X  ]  No

If  Yes,  for  each  UIT  state:
          Name(s):

          File  No.:  811-_____

          Business  Address:

15.     (a)     Did  the  fund  obtain  approval  from  the  board  of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  X  ]  Yes     [  ]  No

     If Yes, state the date on which the board vote took place:  April 30, 2013.

     If  No,  explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]  Yes     [  X  ]  No

If  Yes,  state  the  date  on  which  the  shareholder  vote  took  place:

If No, explain: The Trust Declaration of Trust and by-laws do not require a shareholder vote to approve dissolution.

II.     DISTRIBUTIONS  TO  SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[  ]  Yes          [  X  ]No  - All shareholders redeemed before the liquidation date.

(a)     If  Yes,  list  the  date(s) on which the fund made those distributions:


(b)     Were  the  distributions  made  on  the  basis  of  net  assets?

[  ]  Yes          [  ]  No

(c)     Were  the  distributions  made  pro  rata  based  on  share  ownership?

[  ]  Yes          [  ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)     Liquidations  only:

Were  any  distributions  to  shareholders  made  in  kind?

[  ]  Yes          [  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end  funds  only:
Has  the  fund  issued  senior  securities?

[  ]  Yes          [  ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has  the  fund distributed all of its assets to the fund's shareholders?

[  X  ]  Yes          [  ]  No

If  No,
(a) How many shareholders does the fund have as of the date of this form is filed?

(b)     Describe  the  relationship  of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes          [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS  AND  LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[  ]  Yes          [  X  ]  No

If  Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)     Why  has  the  fund  retained  the  remaining  assets?

(c)     Will  the  remaining  assets  be  invested  in  securities?

[  ]  Yes          [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes          [  X  ]  No

If  Yes,
(a)     Describe  the  type  and  amount  of  each  debt  or  other  liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION  ABOUT  EVENT(S)  LEADING  TO  REQUEST  FOR  DEREGISTRATION

22.     (a)     List  the  expenses  incurred  in  connection with the Merger or
Liquidation:

          (i)     Legal  expenses:  $2,300

          (ii)     Accounting  expenses:  $1,700

(iii)     Other  expenses  (list  and  identify  separately):
     Transfer  Agent  Document  Fees
     Individual  State  Security  Department  Notice  Filings:
     Ohio  filing-related  fees:  $50

(iv)     Total  expenses  (sum  of  lines  (i)-(iii)  above):  $4,050

(b) How were those expenses allocated? Expenses were not allocated. All expenses were paid by PC&J Service Corp, the Fund's Transfer Agent.

(c)     Who  paid  those expenses?  PC&J Service Corp, the Fund's Transfer Agent

(d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses. All expenses were paid by PC&J Service Corp, the Fund's Transfer Agent.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes          [  X  ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.     CONCLUSION  OF  FUND  BUSINESS

24.     Is  the  fund  a  party  to any litigation or administrative processing?

[  ]  Yes          [  X  ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes          [  X  ]  No

If  Yes,  describe  the  nature  and  extent  of  those  activities:

VI.     MERGERS  ONLY

26.     (a)  State  the  name  of  the  fund  surviving  the  Merger:

     (b)     State  the Investment Company Act file number of the fund surviving
the               Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PC&J Preservation Fund, (ii) she is the Treasurer of PC&J Preservation Fund, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                   /s/
                                   ---
                                   Kathleen Carlson, Treasurer